RECEIVED

2008 JUL -1 P 12:51

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

20th June 2008

Dear Sirs

SUPPL

Re: File Number 82-2971
New World Development Co Ltd
<u>Rule 12g3-2 (b) exemption</u>

We refer to the above and enclose herewith Announcement dated 18 June 2008 in connection with the Company in duplicate for your files.

08003542

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous

Aldous Chiu

PROCESSED
JUL 03 2008
THOMSON REUTERS

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新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(Stock Code : 17)

New World China Land Limited
新世界中國地產有限公司
(incorporated in the Cayman Islands with limited liability)
(Stock Code: 917)

CONNECTED TRANSACTIONS FOR NEW WORLD DEVELOPMENT COMPANY LIMITED AND NEW WORLD CHINA LAND LIMITED

REORGANISATION

The respective board of directors of NWD and NWCL announced that on 18 June 2008, NWCL, NWDC and Mr. Doo entered into the Agreement relating to the reorganisation of the Target Companies.

On the same date, NWCL, Golden Wealth and NWCP entered into the Shareholders' Agreement relating to NWCP, which is conditional upon and shall not come into effect until completion of the Reorganisation.

Mr Doo is a connected person of NWCL and as at the date of the Agreement, Golden Wealth is wholly-owned by Mr Doo, and is therefore an associate of a connected person of NWCL under the Listing Rules. Accordingly, the entering into of the Agreement and the Shareholders' Agreement constitutes connected transactions of NWCL under the Listing Rules.

As at the date of this announcement, NWD held an approximately 70% attributable interest in the issued share capital of NWCL. As such, the entering into of the Agreement and the Shareholders' Agreement also constitutes connected transactions of NWD under the Listing Rules.

As each of the relevant percentage ratios calculated in accordance with Rule 14.07 of the Listing Rules in respect of the Agreement and the Shareholders' Agreement for each of NWD and NWCL is less than 2.5%, the transactions contemplated under the Agreement and the Shareholders' Agreement are only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and are exempt from the independent shareholders' approval requirement. Details of the Agreement and the Shareholders' Agreement will be included in the annual report and accounts of each of NWD and NWCL in accordance with Rule 14A.45 of the Listing Rules.

BACKGROUND

NWCL has been considering and negotiating with the Shenzhen Company (a company whose shares are listed on the Shenzhen Stock Exchange) regarding the execution of the NWCP Agreement for the possible acquisition of the entire equity interests in each of the Target Companies by the Shenzhen Company in exchange for certain new shares to be issued by the Shenzhen Company to NWCP. The implementation of the Reorganisation has to be proceeded to streamline the shareholding structure of the Target Companies to prepare for and facilitate the proposed acquisitions.

As at the date of this announcement, the terms of the NWCP Agreement have not yet been finalised and no agreement has been reached with the Shenzhen Company as to the execution of the NWCP Agreement.

CURRENT OWNERSHIP OF THE TARGET COMPANIES

The Target Companies are three companies established in the PRC, being Juyi, Trio and Huai Hai. The current ownership of the attributable interests of the Target Companies are as follows:

	Ownership of attributable interests		Total
	NWDC	Mr. Doo	
Juyi	70.0%	30.0%	100%
Trio	47.5%	52.5%	100%
Huai Hai	44.1%	55.9%	100%

THE AGREEMENT

Date

18 June 2008

Parties

NWCL, NWDC and Mr. Doo

Subject matters of the Agreement

Subject to the terms and conditions of the Agreement, NWCL, NWDC and Mr. Doo have agreed to implement the Reorganisation, such that:

(a) NWDC and Mr. Doo shall transfer all of their respective interests in Juyi, Trio and Huai Hai to NWCP, being a wholly-owned subsidiary of NWCL at present; and

(b) NWCP shall allot shares to NWCL and Mr. Doo's wholly-owned subsidiary, Golden Wealth, in the proportion of 56.46% and 43.54%, respectively, which shall be in proportion to the respective attributable interests of NWCL and Mr. Doo in the total unaudited adjusted net asset values ("**NAV**") of the Target Companies as at 31 December 2007. The unaudited adjusted NAVs are determined by reference to the market values as at 31 December 2007 (valuation conducted by independent valuer) of the property projects being existing held or undertaken by each of the Target Companies and the unaudited NAVs of the Target Companies as of the same date. The unaudited adjusted NAVs are then arrived at based on then adjusted NAVs after taking into account the after tax revaluation surplus of the said property projects.

	(1)	(2)	(1)+(2)=(3)	(4)	(5)	(3)+(4)+(5)
	Unaudited NAVs of the existing property projects as at 31 December 2007	Adjustment for revaluation surplus of the property projects	Market values of the property projects	Adjustment for tax from revaluation surplus of the property projects	Other unaudited NAVs (other than the property projects)	Unaudited adjusted NAVs
	HK$	HK$	HK$	HK$	HK$	HK$
Juyi	1,360,356,352	2,722,622,372	4,082,978,724	(680,655,593)	(695,690,738)	2,706,632,393
Trio	385,618,952	668,636,367	1,054,255,319	(167,159,092)	58,131,926	945,228,153
Huai Hai	3,621,276,595	-	3,621,276,595	-	(1,343,115,294)	2,278,161,301
	5,367,251,899	3,391,258,739	8,758,510,638	(847,814,685)	(1,980,674,106)	5,930,021,847

Basis of allotment of shares in NWCP to Mr. Doo as consideration

The consideration for the transfer of interest in the Target Companies currently owned by NWDC and Mr. Doo to NWCP will be satisfied by the allotment of shares in NWCP to NWCL and Golden Wealth such that NWCP will be owned by NWCL and Golden Wealth in the proportion of 56.46% and 43.54%, respectively, after the allotment.

The calculation of the proportion of shares in NWCP to be owned by NWCL and Golden Wealth in NWCP is as follows:

	Unaudited adjusted NAV as at 31 December 2007	NWDC's attributable Interest	NWDC's share of unaudited adjusted NAV as at 31 December 2007	Mr. Doo's attributable interest	Mr. Doo's share of unaudited adjusted NAV as at 31 December 2007
	HK$		HK$		HK$
Juyi	2,706,632,393	70.0%	1,894,642,675	30.0%	811,989,718
Trio	945,228,153	47.5%	448,983,373	52.5%	496,244,780
Huai Hai	2,278,161,301	44.1%	1,004,669,134	55.9%	1,273,492,167
Total	**5,930,021,847**		**3,348,295,182**		**2,581,726,665**
%	100%		56.46%		43.54%

	NWCL (NWCL beneficially owns 2 shares in NWCP prior to the allotment)	Golden Wealth
No. of shares in NWCP to be allotted by NWCP upon Completion	56,458 shares	43,540 shares
	==========	==========

ATTIBUTABLE INTEREST STRUCTURE BEFORE AND AFTER REORGANISATION

Before reorganisation


NWCL
100%
100%
NWDC
Mr. Doo
NWCP
70%
Juyi
30%
47.5%
Trio
52.5%
44.1%
Huai Hai
55.9%

After reorganisation


NWCL
Mr. Doo
56.46%
43.54%
NWCP
100%
100%
100%
Juyi
Trio
Huai Hai

Upon Completion, NWCL and Mr Doo will hold attributable interests of 56.46% and 43.54% respectively in each of the Target Companies. NWCP will continue to be a subsidiary of NWD and NWCL upon completion of the Reorganisation.

EFFECT ON NWCL'S OWNERSHIP IN TARGET COMPANIES AFTER REORGANISATION

	Current attributable interest	Attributable interest after Reorganisation	Changes in attributable interest - increase/ (decrease)	Effect on NWCL
Juyi	70%	56.46%	(13.54%)	Deemed disposal
Trio	47.5%	56.46%	8.96%	Deemed acquisition
Huai Hai	44.1%	56.46%	12.36%	Deemed acquisition

Conditions precedent

Completion shall be subject to:

(1) any consents, approvals and compliance as may be required under the Listing Rules and/or by the Stock Exchange in connection with the Agreement, the Shareholders' Agreement and the transactions contemplated thereunder having been duly obtained;

(2) if required, the consents, licences, authorisations, orders, grants, confirmations, permissions, registrations, filings and other approvals necessary in connection with the implementation of the Agreement having been obtained from the appropriate governments, courts, other regulatory bodies, banks, financial institutions or other third parties on terms reasonably satisfactory to NWDC and Mr. Doo, and such consents, licences, authorisations, orders, grants, confirmations, permissions, registrations, filings and other approvals remaining in full force and effect;

(3) due approval having been obtained from all relevant governmental authorities or regulatory bodies in the PRC in relation to (i) the transfer of the interests in Juyi, Trio and Huai Hai to NWCP; and (ii) all amendments to the joint venture contracts and the articles of association relating to such companies that are necessary to give effect to the transfers of such interests; and

(4) the warranties given by Mr. Doo under the Agreement remaining true and accurate in all material respects and not misleading in any material respect on the date of the Agreement and at Completion as if repeated at Completion.

If any one or more of the conditions precedent set out above have not been fulfilled on or before 30 November 2008, the parties to the Agreement may by agreement elect to (a) waive any of the conditions set out in (2) and (3) (and in the case of NWDC, (4) above) and proceed to Completion; or (b) postpone Completion to a date (being a Business Day) not later than 30 days after 30 November 2008, failing agreement on either (a) or (b) above, terminate the Agreement in which case the Agreement shall be null

and void and none of the parties to the Agreement shall have any claim against the others thereunder save and except in respect of any prior breach of the Agreement.

Conditions subsequent

Notwithstanding Completion having taken place, transactions contemplated under the Agreement shall be conditional on:

(1) the NWCP Agreement having become unconditional in all respects save as regards any condition requiring the Agreement to become unconditional; and

(2) all consents, approvals, permits and authorisations of all relevant governmental authorities or regulatory bodies in the PRC (including but not limited to CSRC) which are considered necessary by NWCL in respect of, amongst other things, (i) the permission and approval to be sought for the Shenzhen Company to execute the NWCP Agreement; (ii) the issue and allotment of any new shares of the Shenzhen Company pursuant to the NWCP Agreement; and (iii) any acts and things appropriate, desirable or expedient for the purpose of or in connection with such shares and all matters incidental thereto having been duly obtained, and such consents, approvals, permits and authorisations not being revoked or withdrawn at any time before Completion.

If any of the conditions subsequent set out above has not been fulfilled by 31 January 2009, the transactions completed under the Agreement shall be unwound and NWCL, NWDC and Mr. Doo shall be restored to their respective original positions as if Completion had not occurred. The Agreement shall then lapse and be terminated and, save in respect of any antecedent breaches, all rights and liabilities of NWCL, NWDC and Mr. Doo under the Agreement shall cease and determine and none of them shall have any claim against the others under the Agreement.

In the event that NWCP enters into the NWCP Agreement which is subject to further approval from the respective boards of directors of NWD and NWCL, NWD and NWCL will fully comply with the Listing Rules and make further announcement as and when appropriate.

SHAREHOLDERS' AGREEMENT

On the same date as the Agreement, NWCL entered into the Shareholders' Agreement with Golden Wealth and NWCP relating to NWCP. The Shareholders' Agreement is conditional upon and shall not come into effect until the completion of the Reorganisation.

NWCP, currently a wholly-owned subsidiary of NWCL, was incorporated in Hong Kong in 1992 with an issued capital of HK$2.00. Upon the completion of the Reorganisation, NWCL and Golden Wealth will hold a 56.46% interest and a 43.54% interest in NWCP, respectively, and NWCP will in turn hold a 100%

interest in each of the Target Companies.

Pursuant to the Shareholders' Agreement, NWCL and Golden Wealth shall be entitled to nominate 3 directors and 2 directors to the board of directors of NWCP, respectively. The overall management of NWCP shall be managed by the board of directors of NWCP. Certain important strategic actions to be taken by Trio and/or Huai Hai shall require the prior unanimous written consent of NWCL and Golden Wealth.

The funding of NWCP to be required in the foreseeable future may be financed by third party borrowings and/or by the shareholders through equity contributions and/or shareholders' loans in proportion to their respective shareholdings in NWCP. The shareholders may also be required to severally provide guarantees to secure NWCP's third party borrowings in proportion to their respective shareholdings in NWCP. In the event that full guarantee is provided by one shareholder, the other shareholder shall be liable to pay such shareholder a guarantee fee of 0.25% per annum on the amount of the guarantee provided on its behalf. Save and except for the transactions contemplated under the Reorganisation, none of NWCL or Golden Wealth has made any funding commitment in respect of the capital requirements of NWCP at the moment. Whilst no such transaction between the shareholders is contemplated at present, NWD and NWCL will comply with the relevant requirements under the Listing Rules as and when such transaction arises.

FINANCIAL INFORMATION ON NWCP AND TARGET COMPANIES

The following financial information in respect of NWCP and Target Companies is extracted from the audited financial statements of NWCP and the audited consolidated financial statements of the Target Companies, respectively, which were prepared in accordance with the accounting principles generally accepted in Hong Kong.

NWCP

	For the year ended 30 June	
	2006	**2007**
	HK$	**HK$**
Loss before/after taxation and extraordinary items	3,109,249	6,435,193

The unaudited net liability of NWCP as at 31 December 2007 was HK$7,517.

The principal activities of NWCP are expected to be investment holding and such other businesses as may from time to time be agreed by the shareholders of NWCP. Upon completion of the Reorganisation, NWCP will be owned as to 56.46% by NWCL and as to 43.54% by Golden Wealth. As at the date of this announcement, NWCP is a dormant company.

Target Companies

Juyi

	For the year ended 30 June			
	2006 HK$	Attributable portion of the deemed disposal of 13.54% interest HK$	2007 HK$	Attributable portion of the deemed disposal of 13.54% interest HK$
Loss before/after taxation and extraordinary items	2,610,430	353,452	1,716,466	232,409

Juyi has a registered and paid-up capital of RMB765,000,000. The principal activity of Juyi is the development of Shanghai Hong Kong New World Garden located in Luwan District, Shanghai, the PRC. Before the Reorganisation, NWCL has a 70% attributable interest in Juyi. Upon completion of the Reorganisation, NWCL will have a 56.46% interest in Juyi. Juyi will continue to be a subsidiary of NWD and NWCL upon completion of the Reorganisation.

The expected gain in respect of the deemed disposal of the 13.54% attributable interest in Juyi amounts to approximately HK$276 million. The approximate HK$276 million expected gain represents the amount of the adjusted revaluation surplus of the property projects of Juyi (after adjustment for tax from revaluation surplus of the property projects) as at 31 December 2007 with reference to the decrease in the 13.54% attributable interest in Juyi.

Trio

	For the year ended 30 June			
	2006 HK$	Attributable portion of the deemed acquisition of 8.96% interest HK$	2007 HK$	Attributable portion of the deemed acquisition of 8.96% interest HK$
Loss before/after taxation and extraordinary items	1,350,611	121,015	1,892,713	169,587

Trio has a registered and paid-up capital of US$81,000,000. The principal activity of Trio is the development of Shanghai Zhongshan Square located in Hongqiao Development Zone, Shanghai, the PRC. Before the Reorganisation, NWCL has a 47.5% attributable interest in Trio. Upon completion of the Reorganisation, NWCL will have a 56.46% interest in Trio. Trio will continue to be a jointly controlled entity of each of NWD and NWCL upon completion of the Reorganisation for the reason that certain important strategic actions to be taken by Trio shall require the prior unanimous written consent of all its shareholders and none of its shareholders is entitled to exercise dominant influence over Trio.

The original purchase cost of such interest to Mr. Doo is approximately HK$327 million.

Huai Hai

	For the year ended 30 June			
	2006 HK$	Attributable portion of the deemed acquisition of 12.36% interest HK$	2007 HK$	Attributable portion of the deemed acquisition of 12.36% interest HK$
Profit before taxation and extraordinary items	445,013,683	55,003,691	375,660,378	46,431,623
Profit after taxation and extraordinary items	304,613,370	37,650,212	336,188,444	41,552,892

Huai Hai has a registered and paid-up capital of US$108,500,000. The principal activity of Huai Hai is the development of Shanghai Hong Kong New World Tower located in Zhongshan Nanyi Road, Luwan District, Shanghai, the PRC. The development was completed in 2003 and the property has then been held for rental purposes. Before the Reorganisation, NWCL has a 44.1% attributable interest in Huai Hai which is accounted for as an associated company of each of NWD and NWCL. Upon completion of the Reorganisation, NWCL will have a 56.46% interest in Huai Hai and Huai Hai will become a jointly controlled entity of each of NWD and NWCL for the reason that certain important strategic actions to be taken by Huai Hai shall require the prior unanimous written consent of all its shareholders and thus none of its shareholders is entitled to exercise dominant influence over Huai Hai.

The original purchase cost of such interest to Mr. Doo is approximately HK$567 million.

REASONS FOR AND BENEFITS OF ENTERING INTO THE AGREEMENT

The purpose of entering into the Agreement is to facilitate NWCP to enter into an agreement with the Shenzhen Company to the effect that NWCP will dispose of its interests in the Target Companies to the Shenzhen Company in return for a controlling stake in the Shenzhen Company.

NWCL considers that the implementation of the Agreement will streamline the shareholding structure held by NWCL and Mr. Doo in the Shanghai projects and pave the way for NWCP to enter into the NWCP Agreement with the Shenzhen Company, and it is expected to have the effect of providing an alternative offshore funding platform for the Group in the near future when the Group will hold certain equity stakes in the Shenzhen Company.

The terms of each of the Agreement and the Shareholders' Agreement have been determined through arm's length negotiations between the parties and reflect normal commercial terms. The directors (including the independent non-executive directors) of NWD and NWCL, respectively, consider that the terms of the Agreement and the Shareholders' Agreement are fair and reasonable and in the interests of NWD and NWCL, respectively, and their respective shareholders as a whole.

LISTING RULES IMPLICATIONS

Mr. Doo is an executive director of NWCL and is the beneficial owner of several corporate substantial shareholders of certain subsidiaries of NWCL. Mr. Doo is also the son-in-law of Dato' Dr. Cheng Yu-tung (director of NWD), the brother-in-law of Dr. Cheng Kar-shun, Henry and Mr. Cheng Kar-shing, Peter (directors of NWD and NWCL), and the uncle of Mr. Cheng Chi-kong, Adrian (director of NWD and NWCL). In light of the above, Mr. Doo is a connected person of NWCL. As at the date of the Agreement, Golden Wealth is wholly-owned by Mr Doo, and is therefore an associate of a connected person of NWCL under the Listing Rules. Accordingly, the entering into of the Agreement and the Shareholders' Agreement constitutes connected transactions of NWCL under the Listing Rules.

As at the date of this announcement, NWD held an approximately 70% attributable interest in the issued share capital of NWCL. As such, the entering into of the Agreement and the Shareholders' Agreement also constitutes connected transactions of NWD under the Listing Rules.

As each of the relevant percentage ratios calculated in accordance with Rule 14.07 of the Listing Rules in respect of the Agreement and the Shareholders' Agreement for each of NWD and NWCL is less than 2.5%, the transactions contemplated under the Agreement and the Shareholders' Agreement are only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and are exempt from the independent shareholders' approval requirement. Details of the Agreement and the Shareholders' Agreement will be included in the annual report and accounts of each of NWD and NWCL in accordance with Rule 14A.45 of the Listing Rules.

Since Trio and Huai Hai can also be interpreted as subsidiary undertakings of each of NWCL and NWD under the definition of "subsidiary" in Rule 1.01 of the Listing Rules upon completion of the Reorganisation, NWCL and NWD will comply with all the provisions applicable to subsidiary in the Listing Rules in respect of Trio and Huai Hai.

GENERAL

The core businesses of NWD include property, infrastructure, hotel operation, department store operation, services as well as telecommunications and technology. NWCL is principally engaged in property development, property related investments as well as rental and hotel operation in the PRC.

DEFINITIONS

"Agreement"	the reorganisation agreement dated 18 June 2008 between NWCL, NWDC and Mr. Doo in respect of Juyi, Trio and Huai Hai
"Business Day"	a day (excluding Saturdays) on which commercial banks are generally open for banking business in Hong Kong
"Completion"	completion of the Agreement in accordance with the provisions thereof
"Golden Wealth"	Golden Wealth Investment Limited, a company incorporated in Hong Kong which is wholly-owned by Mr. Doo and principally engaged in the business of investment holding
"Group"	NWCL and its subsidiaries
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Huai Hai"	上海新世界淮海物業發展有限公司 (Shanghai New World Huai Hai Property Development Co., Ltd.), a sino-foreign cooperative joint venture established in the PRC
"Juyi"	上海局一房地產發展有限公司 (Shanghai Juyi Real Estate Development Co., Ltd.), a wholly foreign owned enterprise established in the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange

"Mr. Doo"	Mr. Doo Wai-hoi, William, an executive director of NWCL and is the beneficial owner of several corporate substantial shareholders of certain subsidiaries of NWCL. Mr. Doo is the son-in-law of Dato' Dr. Cheng Yu-tung (director of NWD), the brother-in-law of Dr. Cheng Kar-shun, Henry and Mr. Cheng Kar-shing, Peter (directors of NWD and NWCL), and the uncle of Mr. Cheng Chi-kong, Adrian (director of NWD and NWCL)
"NWCL"	New World China Land Limited, a company whose shares are listed on the main board of the Stock Exchange (Stock Code: 917)
"NWCP"	New World China Property Limited, a company incorporated in Hong Kong and currently wholly-owned by NWCL
"NWCP Agreement"	an equity transfer agreement which may be entered into between NWCP and the Shenzhen Company, pursuant to which NWCP shall sell the entire equity interests in the Target Companies to the Shenzhen Company
"NWD"	New World Development Company Limited, a company whose shares are listed on the main board of the Stock Exchange (Stock Code: 17)
"NWDC"	New World Development (China) Limited, a company incorporated in Hong Kong and wholly-owned by NWCL
"PRC"	the People's Republic of China (for the purpose of this announcement, excluding Hong Kong, Taiwan and the Macau Special Administrative Region of the PRC)
"Reorganisaton"	the reorganisation of the Target Companies under the Agreement
"RMB"	Renminbi, the lawful currency of the PRC
"Shareholders' Agreement"	the shareholders' agreement entered into between NWCL, Golden Wealth and NWCP relating to NWCP on 18 June 2008
"Shenzhen Company"	a company whose shares are listed on the Shenzhen Stock Exchange
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiary"	shall have the meaning ascribed thereto in the Listing Rules

"Target Companies"	Juyi, Trio and Huai Hai
"Trio"	上海三聯物業發展有限公司 (Shanghai Trio Property Development Co., Ltd.), a sino-foreign joint venture established in the PRC
"US$"	United States dollars, the lawful currency of the United States

By order of the Board of
New World Development Company Limited
Leung Chi-kin, Stewart
Company Secretary

By order of the Board of
New World China Land Limited
Ngan Man-ying, Lynda
Company Secretary

Hong Kong, 18 June 2008

As at the date of this announcement, the board of directors of NWD comprises (a) six executive directors, namely, Dato' Dr. Cheng Yu-tung, Dr. Cheng Kar-shun, Henry, Dr. Sin Wai-kin, David, Mr. Liang Chong-hou, David, Mr. Leung Chi-kin, Stewart and Mr. Cheng Chi-kong, Adrian; (b) four non-executive directors, namely, Lord Sandberg, Michael, Mr. Cheng Kar-shing, Peter, Mr. Chow Kwai-cheung, and Mr. Liang Cheung-biu, Thomas; and (c) four independent non-executive directors, namely, Mr. Yeung Ping-leung, Howard, Dr. Cha Mou-sing, Payson (alternate director to Dr. Cha Mou-sing, Payson: Mr. Cha Mou-zing, Victor), Mr. Ho Hau-hay, Hamilton and Mr. Lee Luen-wai, John.

As at the date of this announcement, the board of directors of NWCL comprises (a) nine executive directors, namely, Dr. Cheng Kar-shun, Henry, Mr. Doo Wai-hoi, William, Mr. Cheng Kar-shing, Peter, Mr. Cheng Chi-kong, Adrian, Mr. Leung Chi-kin, Stewart, Mr. Chow Kwai-cheung, Mr. Chow Yu-chun, Alexander, Mr. Fong Shing-kwong, Michael and Ms. Ngan Man-ying, Lynda; (b) a non-executive director, namely, Mr. Fu Sze-shing; and (c) three independent non-executive directors, namely, Mr. Cheng Wai-chee, Christopher, Mr. Tien Pei-chun, James and Mr. Lee Luen-wai, John.

This announcement is published on the websites of NWD (www.nwd.com.hk), NWCL (www.nwcl.com.hk) and the Stock Exchange (www.hkexnews.hk).

END